FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 11, 2007

Item 3: News Release:

A news release dated and issued on January 11, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold appoints Jeff Woods as Vice President Project Development.

Item 5: Full Description of Material Change:

January 11, 2007, (Vancouver, BC) - Freegold Ventures Limited ("Freegold") announces the appointment of Jeffrey L. Woods as the Company's Vice President of Project Development.  Mr. Woods is a metallurgical engineer with 23 years of experience in mine development and mineral processing, and has an excellent track record in designing, building and operating gold processing facilities throughout North America.

Highlights from Jeff’s career include being part of the commissioning and operating team for the Hycroft-Crofoot gold mine in Nevada.  Hycroft is a large tonnage, disseminated gold deposit, similar to Freegold’s Almaden deposit.  Hycroft produced approximately 1.1 million ounces of gold as an open pit, heap leach mine with average grades comparable to those at Almaden.  Jeff also served on the commissioning and operating team of Kennecott’s 15,000 ton per day Rawhide open pit, heap leach mine in Nevada and Santa Fe Gold/Newmont’s autoclave, flotation and CIL plant expansions at the Lone Tree Mine in Nevada.  In addition, Jeff has acted as Senior Metallurgical Engineer or Project Manager for numerous mine feasibility studies, mine developments, project expansions and operations, including the Kennsington gold project in Alaska, a cobalt mine concentrate and hydrometallurgical plant in Idaho, and numerous plant modifications for Newmont.

Jeff has established and run three full scale metallurgical laboratories, and was the founder and President of Woods-Gelati, Inc., a Nevada based environmental and process engineering consulting firm.  Most recently, Jeff was a Senior Process Engineer/Project Manager at the Washington Group in Denver, and prior to that a Senior Processing Engineer at Hatch Limited in Vancouver, two of the world’s leading minerals engineering firms.

Steve Manz, President and CEO stated, "Jeff’s expertise is the perfect complement to our existing development-oriented management team, and his experience in designing and starting up numerous gold mines adds to our collective experience in having previously transitioned a number of companies from gold explorers into producers. Jeff was Hatch’s team leader when they undertook a technical review of our Almaden project last year, and we were impressed with his abilities, his project enhancement recommendations, and his enthusiasm for the project.  In Jeff’s new role with Freegold he will be instrumental in managing our feasibility study update and permitting at Almaden, as well as in helping us advance our Golden Summit project in Alaska, and in the ongoing evaluation of acquisition opportunities.”

In conjunction with his appointment, Mr. Woods has been granted 350,000 stock options at an exercise price of $0.50 which shall vest quarterly over a two year period and which have a term of five years, and 400,000 nominal value performance shares which shall vest quarterly over a two year period.  The foregoing are subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of January, 2007.